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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                                CYBERMEDIA, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   23249P-10-7
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                       13G

CUSIP NO. 23249P-10-7

1.       NAME OF REPORTING PERSON:

         (a) Nazem & Company IV, L.P. (13-3753151); (b) Nazem & Associates IV, L
P. (13-3753152); (c) Fred Nazem (###-##-####); (d)Paul Dali (###-##-####); (e)
Jeffrey Krauss (###-##-####); (f) Philip Barak (###-##-####)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) /X/
                                                                    (B) / /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZAT ON:
         (a) Delaware; (b) Delaware; (c) United States; (d) United States; (e) United States; (f) United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER:
         (a) 0; (b) 0; (c) 0; (d) 0; (e) 0; (f) 0

6.       SHARED VOTING POWER:
         (a) 773,381 shares; (b) 773,381 shares; (c) 773,381 shares;
         (d) 773,381 shares; (e) 773,381 shares; (f) 773,381 shares

7.       SOLE DISPOSITIVE POWER:
         (a) 0; (b) 0; (c) 0; (d) 0; (e) 0; (f) 0

8.       SHARED DISPOSITIVE POWER:
         (a) 773,381 shares; (b) 773,381 shares; (c) 773,381 shares;
         (d) 773,381 shares; (e) 773,381 shares; (f) 773,381 shares

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         773,381

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
                                                            / /

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
         8.6%

12.      TYPE OF REPORTING PERSON:
         (a) PN; (b) PN; (c) IN; (d) IN; (e) IN; (f) IN


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ITEM
1.

         (a) Name of Issuer:  CYBERMEDIA, INC.

         (b) Address of Issuer's Principal Executive Offices:

                           3000 Ocean Park Blvd.
                           Suite 2001
                           Santa Monica, CA 90405
ITEM 2.

         (a) Name of Person Filing:   Nazem & Company IV, L.P.
                                      Nazem & Associates IV, L.P.
                                      Fred Nazem
                                      Paul Dali
                                      Jeffrey Krauss
                                      Philip Barak

         (b) Address of Principal Business Office:

                           645 Madison Avenue
                           New York, New York 10022-1010

         (c) Citizenship:   Nazem & Company IV, L.P. -- Delaware
                            Nazem & Associates IV, L.P. -- Delaware
                            Fred Nazem -- United States
                            Paul Dali -- United States
                            Jeffrey Krauss -- United States
                            Philip Barak -- United States

         (d) Title of Class of Securities:

                           Common Stock, $.01 par value

         (e) CUSIP Number:  23249P-10-7

ITEM 3.  Not applicable.

ITEM 4.  OWNERSHIP

(a)      Amount Beneficially Owned:
                    773,381 shares   (Nazem & Company IV, L.P.)
                    773,381 shares   (Nazem & Associates IV, L.P.)
                    773,381 shares   (Fred Nazem)
                    773,381 shares   (Paul Dali)
                    773,381 shares   (Jeffrey Krauss)
                    773,381 shares   (Philip Barak)


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         (b) Percent of Class:  8.6% (Nazem & Company IV, L.P.)
                                8.6% (Nazem & Associates IV,L.P.)
                                8.6% (Fred Nazem)
                                8.6% (Paul Dali)
                                8.6% (Jeffrey Krauss)
                                8.6% (Philip Barak)

         (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    0 (Nazem & Company IV, L.P.); 0 (Nazem & Associates IV, L.P); 0 (Fred Nazem);
                    0 (Paul Dali); 0 (Jeffrey Krauss); 0 (Philip Barak)

              (ii)  shared power to vote or to direct the vote:
                    773,381 shares (Nazem & Company IV, L.P.); 773,381 shares (Nazem & Associates IV, L.P.); 773,381 shares (Fred Nazem); 773,381 shares (Paul Dali); 773,381 shares (Jeffrey Krauss); 773,381 shares (Philip Barak)

             (iii)  sole power to dispose or to direct the disposition of:
                    0 (Nazem & Company IV, L.P.); 0 (Nazem & Associates IV, L.P); 0 (Fred Nazem); 0 (Paul Dali); 0 (Jeffrey Krauss); 0 (Philip Barak)

              (iv)  shared power to dispose or to direct the disposition of:
                    773,381 shares (Nazem & Company IV, L.P.); 773,381 shares (Nazem & Associates IV, L.P.); 773,381 shares (Fred Nazem); 773,381 shares (Paul Dali); 773,381 shares (Jeffrey Krauss); 773,381 shares (Philip Barak)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY:
         Not applicable.



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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         See Exhibit 1.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.



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ITEM 10. CERTIFICATION:

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 1997


                            NAZEM & COMPANY IV, L.P.

                            By:      NAZEM & ASSOCIATES IV, L.P.
                            Title:   General Partner of Nazem &
                                     Company IV, L.P.

                            By: /s/ Fred Nazem
                               -------------------------------------------------
                                    Fred Nazem
                                    Managing General Partner of
                                    Nazem & Associates IV, L.P.

                            NAZEM & ASSOCIATES IV, L.P.


                            By: /s/ Fred Nazem
                               -------------------------------------------------
                                    Fred Nazem
                                    Managing General Partner


                                /s/ Fred Nazem
                               -------------------------------------------------
                                    Fred Nazem


                               /s/  Paul Dali
                              --------------------------------------------------
                                    Paul Dali


                               /s/ Jeffrey Kraus
                              --------------------------------------------------
                                   Jeffrey Krauss


                               /s/ Philip Barak
                              --------------------------------------------------
                                   Philip Barak



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EXHIBIT 1

                          IDENTITY OF MEMBERS OF GROUP


                  The group is composed of six members -- Nazem & Company IV, L.P., a Delaware limited partnership; Nazem & Associates IV, L.P., a Delaware limited partnership; Fred Nazem, an individual and United States citizen; Paul Dali, an individual and United States citizen; Jeffrey Krauss, an individual and United States citizen; and Philip Barak, an individual and United States citizen. Mr. Nazem is the managing general partner of Nazem & Associates IV, L.P., a Delaware limited partnership which is the sole general partner of Nazem & Company IV, L.P. Messrs. Dali, Krauss and Barak are each a general partner of Nazem & Associates IV, L.P. Nazem & Company IV, L.P. owns 773,381 shares of Common Stock. Mr. Nazem owns no shares of Common Stock directly. Due to his status as the managing general partner of Nazem & Associates IV, L.P., he may be deemed to be the beneficial owner of the 773,381 shares of Common Stock held by Nazem & Company IV, L.P. However, Mr. Nazem disclaims beneficial ownership as to such shares. Mr. Dali owns no shares of common stock directly. Similarly, due to his status as a general partner of Nazem & Associates IV, L.P., Mr. Dali may be deemed to be the beneficial owner of 773,381 shares of Common Stock held by Nazem & Company III, L.P. However, Mr. Dali disclaims any beneficial ownership as to any such shares. Mr. Krauss owns no shares of Commom Stock directly. Similarly, due to his status as general partner of Nazem & Associates IV, L.P., Mr. Krauss may be deemed to be the beneficial owner of 773,381 shares of Common Stock held by Nazem & Company IV, L.P. However, Mr. Krauss disclaims beneficial ownership as to any such shares. Mr. Barak owns no shares of Common Stock directly. Similarly, due to his status as general partner of Nazem & Associates IV, L.P., Mr. Barak may be deemed to be the beneficial owner of 773,381 shares of Commom Stock held by Nazem & Company IV, L.P. However, Mr. Barak disclaims beneficial ownership as to any shares.



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                                    EXHIBIT 2
                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(f)(1)(iii), we the undersigned agree that this Statement on schedule 13G, to which this Joint Filing Agreement is attached as
Exhibit 2, is filed on behalf of each of us.

Dated:  February 11, 1997


                            NAZEM & COMPANY IV, L.P.

                            By:      NAZEM & ASSOCIATES IV, L.P.
                            Title:   General Partner of Nazem &
                                     Company IV, L.P.

                            By: /s/ Fred Nazem
                               -------------------------------------------------
                                    Fred Nazem
                                    Managing General Partner of
                                    Nazem & Associates IV, L.P.

                            NAZEM & ASSOCIATES IV, L.P.


                            By: /s/ Fred Nazem
                               -------------------------------------------------
                                    Fred Nazem
                                    Managing General Partner


                                /s/ Fred Nazem
                               -------------------------------------------------
                                    Fred Nazem


                               /s/  Paul Dali
                              --------------------------------------------------
                                    Paul Dali


                               /s/ Jeffrey Krauss
                              --------------------------------------------------
                                   Jeffrey Krauss


                               /s/ Philip Barak
                              --------------------------------------------------
                                   Philip Barak


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